Exhibit 99.2

Tiziana Life Sciences Announces Date of Annual General Meeting 2022

NEW YORK, December. 06, 2022 - Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, today announced that the 2022 Annual General Meeting of the Company will be held on December 29, 2022. The record date for voting at the Annual General Meeting is set as November 30, 2022. The notice, agenda and associated material have been despatched to shareholders via mail and the notice, agenda and related financial statements in the form of the relevant Form 20-F filing are available on the Company’s website at https://ir.tizianalifesciences.com/shareholder-services/annual-general-meeting and https://ir.tizianalifesciences.com/financial-information/annual-reports respectively.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com